

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2010

Castmor Resources Ltd.
c/o Laughlin International
2533 Carson Street
Carson City, NV 89706

> **Re: Castmor Resources Ltd.**
> **Registration Statement on Form S-1**
> **Filed October 5, 2010**
> **File No. 333-169764**

Dear Sir or Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update the address of your principal executive offices and telephone number on the EDGAR Filer website, located at http://www.portal.edgarfiling.sec.gov/Welcome/ EDGARPortal.htm.

Registration Statement on Form S-1

General

2.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

3.   If a numbered comment raises more than one question or includes more than one bullet point, please fully respond to each such question and bullet point. Also, to expedite our review, please include in your letter numbered responses which clearly identify the page(s) of the marked version of the filing where you have provided the responsive disclosure.

4.   We note that Thomas Mills shares the same address as Alfonso Quijada and your principal executive offices on page 23. If true, please disclose that they share the same address, as well as the terms pursuant to which the registrant is using these offices.

5.   Please ensure that your disclosure is updated, current, consistent, and accurate. For example, and without limitation, we note the following:

- You disclose at page 3 that your sole officer and director has "only recently become interested in natural resource exploration" and yet he has been an officer/director of the company since 2006;

- You disclose at page 12 that you "have not been involved in any mergers or acquisitions since our inception." We note that, during the past year, you entered in agreements to acquire Cage Wars Championship Ltd. and filed an information statement to change your name to Takedown Entertainment Inc.

- Also, you refer to mineral exploration license 011300M at page 12, which does not appear to coincide with its entry in the Newfoundland and Labrador Mineral Rights Inquiry Database, available at http://gis.gov.nl.ca/mrinquiry/mrinquiry.asp.

- Your table at page 22 does not include Mr. Quijada with respect to the group of all beneficial owners of more than 5%.

6.   In light of your status as a Nevada corporation with only the option to explore a property in Labrador, Canada, explain to us in necessary detail each of the following items:

- who prepared the registration statement;

- what basis or source(s) the preparer relied upon in drafting the prospectus;

- who created the business plan which is described;

- how Mr. Quijada and Mr. Mills first came to be affiliated with Castmor Resources; and

- whether Mr. Quijada or any others participating in the preparation of the registration statement have visited the subject property and if so, when such visit(s) took place.

We may have additional comments based on your responses.

7.   As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. At least some of these acquisitions or combinations appear to result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If true and with a view toward disclosure, confirm to us that neither Mr. Quijada nor Mr. Mills agreed to purchase Castmor Resources shares or serve as an officer or director of Castmor Resources at least in part due to a plan, agreement, or understanding that he would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that they have no such present intention, if true.

8.   If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

- Mr. Quijada;

- Mr. Mills;

- named legal counsel;

- those responsible for Mr. Quijada's or Mr. Mills's connection with Castmor Resources; and

- any others who participated in the preparation of the prospectus disclosure.

9.   If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

Prospectus Cover Page

10.   Indicate the name and location of the bank into which proceeds will be deposited.

11.   Indicate here and in the Summary that the Offering may be extended for an additional 120 days as indicated under "Plan of Distribution." Clarify whether the Offering may be extended beyond that.

Inside Front and Outside Back Cover Pages of Prospectus

12.   Please disclose the dealer prospectus delivery obligation as Item 502(b) of Regulation SK requires.

Prospectus Summary, page 3

Our Business, page 3

13.   Please define the term "high priority targets."

14.   Expand the fifth paragraph to clearly indicate that the proceeds of this Offering will not be sufficient to fund Phase II.

Use of Proceeds, page 10

15.   Identify the non-affiliated person referenced in footnote (1).

Dilution, page 10

16.   We note that the offering price per share is $.005 per share. Please revise your dilution calculation to the third decimal point.

Description of Business, page 12

17.   Please disclose the following information:

- Who founded the company on June 27, 2005;

- The identity of the non-affiliated third party from whom you acquired White Bear Arm property;

- When and under what conditions Fidel Thomas left the company; and

- When and under what conditions Alfonso Quijada joined the company.

History of the Claims, page 16

18.   Please specify when the Newfoundland and Labrador Department of Mines and Energy conducted its most recent mapping of the White Bear Arm Complex.

Proposed Exploration Program, page 17

19.   Given that your "sole executive officer has no experience in mineral exploration and does not have formal training specific to mineral exploration" (page 6), indicate the basis for management's conclusion "that the White Bear Arm Property warrants further exploration because the regional and local geology indicate a prospective environment."

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 19

Overview, page 19

20.   Given that Mr. Quijada devotes only six hours per week to your business, please disclose Mr. Quijada's other time commitments.

Liquidity and Capital Resources, page 19

21.   We note your statement regarding your $50,000 loan from a non-affiliated third party. Please discuss this off-balance sheet arrangement in a separately-captioned section. Refer to Item 303(a)(4) of Regulation S-K. Also, please identify the non-affiliated third party by name.

Directors, Executive Officers, Promoters and Control Persons, page 21

22.   Please briefly describe the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Quijada should serve as your director, in light of your business and structure. Refer to Item 401(e) of Regulation S-K. In this regard, reconcile the disclosure that he has been a director/officer since 2007 with disclosure in prior filings that he has been a director/officer since 2006.

23.   You indicate that Mr. Quijada as your "sole officer." However, in telephone conversation with H. Roger Schwall, Assistant Director, Mr. Mills identified himself as your General Counsel. Please revise or advise.

Certain Relationships and Related Transactions, page 23

24.   Please update us as to whether you completed the closing of the acquisition of the mining claims from Mr. Mills. In this regard, tell us whether this transaction and the sale of shares to Mr. Mills were contingent upon each other. Also, indicate how the terms of this acquisition were determined given that he is your controlling shareholder. Revise your disclosures accordingly.

Financial Statements, page F-1

General

25.   Please monitor the need to provide updated financial statements complying with Rule 8-08 of Regulation S-X and corresponding updated disclosures throughout your filing.

26.   We note from your disclosure within the filing that several subsequent events occurred after the date of your interim financial statements. Please tell us how you considered the need to provide a subsequent events footnote within your financial statements with the disclosures contemplated by FASB ASC Topic 855-10-50-2. In this regard, but without limitation, we note several transactions that occurred in September 2010, such as a reverse stock split, the acquisition of mineral claims, and the issuance of 10,000,000 shares of your common stock. As part of your response, please tell us how you considered retrospectively adjusting your shares outstanding to reflect the reverse stock split.

Note 2 – Summary of Significant Accounting Policies, page F-6

Foreign Currency Transactions, page F-6

27.   Please expand your disclosure under this heading to clearly indicate your functional
        currency and to address your policy for translating your financial statements into your
        reporting currency, if applicable. In addition, please confirm, if true, that you had no
        cash balances held in foreign currencies requiring separate consideration on your
        statements of cash flows as contemplated by FASB Topic ASC 830-230-45-1, or
        otherwise advise.

Mineral Property Payments and Exploration Costs, page F-7

28.   We note from your disclosure under this heading that your policy is to expense mineral
        property acquisition costs "prior to establishment of proven and probable reserves."
        Please be advised that mineral rights, as defined in FASB ASC Topic 805-20-55-37, are
        to be treated as tangible assets. Upon capitalization, these mineral rights would then be
        subject to impairment testing in accordance with FASB ASC Topics 360-10-35-15 and
        930-360-35 (FAS 144 and EITF 04-3). Please modify your accounting policy and all
        related disclosures throughout your filing to indicate that acquisition costs of mineral
        rights are capitalized regardless of the determination of economic reserves. As part of
        your disclosure, please address your impairment assessment of such costs, as applicable.

29.   We also note from the description of your accounting policy that you plan to amortize
        capitalized development costs using units-of-production over the estimated life of the
        'probable' reserves. Please modify your policy so that you calculate your amortization
        basis over the estimated life of proven and probable reserves, as contemplated by
        Industry Guide 7.

Statements of Stockholders' Equity, page F-12

30.   We note there appears to be a typographical error in reflecting the 2008 net loss of
        $(5,404) rather than that reported on your statements of operations of $(19,035). Please
        revise your presentation as necessary.

Recent Sales of Unregistered Securities, page II-2

31.   With respect to your unregistered offering, we note your reliance on the exemption of
        Regulation S of the Securities Act. Please specify the rule on which you relied for the
        exemption and provide a brief statement of the facts that support the application of the
        exemption.

Engineering Comments

Risk Factors, page 5

32.   The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

33.   Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

Location and Access, page 16

34.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Proposed Exploration Program, page 17

35.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

36.   Please provide a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or, in her absence, Mark Shannon, Branch Chief, at (202) 551-3299, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Caroline Kim at (202) 551-3878 or, in her absence, Anne Nguyen Parker, Branch Chief, at (202) 551-3611 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Conrad C. Lysiak, Esq.
        The Law Office of Conrad C. Lysiak, P.S.
        Facsimile: (509) 747-1770